SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

March 10, 2014

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

SMITH & NEPHEW PLC

10 March 2014

Smith & Nephew plc announces that it has been informed of the following transactions by Directors and persons discharging managerial responsibilities ("PDMRs") in relation to conditional awards over shares:

1. PERFORMANCE SHARE AWARDS GRANTED UNDER THE SMITH & NEPHEW GLOBAL SHARE PLAN 2010

Name	Grant date	Director/PDMR	Number of shares subject to award shown at target vesting
Olivier Bohuon	07.03.2014	Director	90,152
Julie Brown	07.03.2014	Director	50,344
Rodrgio Bianchi	07.03.2014	PDMR	20,676
John Campo	07.03.2014	PDMR	19,169
Francisco Canal Vega	07.03.2014	PDMR	17,856
Michael Frazzette	07.03.2014	PDMR	21,967
R. Gordon Howe	07.03.2014	PDMR	16,961
Helen Maye	07.03.2014	PDMR	16,671
Cyrille Petit	07.03.2014	PDMR	18,012
Roger Teasdale	07.03.2014	PDMR	19,429

(i)    There are performance conditions attached to the vesting of performance share awards. These awards will vest on 7 March 2017, subject to the achievement of the performance conditions which are measured from 1 January 2014 to 31 December 2016.

(ii)   The numbers of shares subject to the above awards are shown at target vesting. Should maximum vesting be achieved, participants will receive 2x the number of shares shown above. Awards will vest on a straight line basis between target and maximum.

(iii) Participants will receive an additional number of shares equivalent to the amount of dividend payable per vested share during the relevant performance period.

2. EQUITY INCENTIVE AWARDS GRANTED UNDER THE SMITH & NEPHEW GLOBAL SHARE PLAN 2010

Name	Grant date	Director/PDMR	Number of shares subject to award
Olivier Bohuon	07.03.2014	Director	61,683
Julie Brown	07.03.2014	Director	26,497
Rodrigo Bianchi	07.03.2014	PDMR	9,398
John Campo	07.03.2014	PDMR	19,169
Francisco Canal Vega	07.03.2014	PDMR	16,233
Michael Frazzette	07.03.2014	PDMR	21,967
R. Gordon Howe	07.03.2014	PDMR	16,961
Helen Maye	07.03.2014	PDMR	19,703
Cyrille Petit	07.03.2014	PDMR	18,012

(i)   The awards will normally vest in equal annual tranches over three years following the award date subject to continued achievement of objectives. In the event that objectives are not met in any of the three years, the portion of shares due to vest on the following anniversary will lapse.

(ii) Participants will receive an additional number of shares equivalent to the amount of dividend payable per vested share during the relevant performance period.

This announcement is made in accordance with the requirements of DTR 3.1.4 R (1)(a)

Gemma Parsons
Deputy Company Secretary
Smith & Nephew plc

Tel: 020 7401 7646

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: March 10, 2014

By: /s/ Susan Swabey
-----------------
Susan Swabey
Company Secretary